As filed with the Securities and Exchange Commission on April 2, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Global Equity Long/Short Master Fund

3.	Securities and Exchange Commission File No.: 811-22459

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8?

[ ]	Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

301 West Barbee Chapel Road, Suite 200, Chapel Hill, NC 27517

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David James, Managing Director and Managing Counsel
State Street Corporation
Legal - Tower 2, 3rd Floor, Mailstop CPH0326
100 Huntington Avenue, Boston, MA 02116
P 617 662 1742
F 617 662 3805
djames@statestreet.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Morgan Creek Capital Management, LLC
301 West Barbee Chapel Road, Suite 200
Chapel Hill, NC 27517

Global Equity Long/Short Master Fund (811-22459) has appointed State Street Bank and Trust Company (“State Street”) as its record-keeper for administrator, custodian and transfer agent and State Street will keep the records in accordance with the record-keeping rules under Investment Company Act of 1940, as amended.

State Street address is as follows:

State Street Bank and Trust Company
One Lincoln Street
Boston, MA 02111

8.	Classification of fund (check only one):

[ X ]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end [ X ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Global Equity Long/Short Master Fund was formed as a Delaware statutory trust on August 16, 2010.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Morgan Creek Capital Management, LLC
301 West Barbee Chapel Road, Suite 200
Chapel Hill, NC 27517

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Town Hall Capital, LLC
301 W Barbee Chapel Road, Suite 200
Chapel Hill, NC 27517

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

1. Depositor’s name(s) and address(es):

2. Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes [ X ] No

If Yes, for each UIT state:

Name(s):

File No.:  811‑_________

Business Address:

15.	(a)	Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]	Yes [ ] No

If Yes, state the date on which the board vote took place:

The Board of Trustees approved the liquidation and N-8F on June 3, 2014.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes [ X ] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the terms of the Declaration of Trust of Global Equity Long/Short Master Fund, shareholder approval was not required for the liquidation.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

July 1, 2014

(b)	Were the distributions made on the basis of net assets?

[X]            Yes    [   ]    No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

In a despoking transaction, Global Equity Long/Short Master Fund transferred all of its assets to the Morgan Creek Global Equity Long/Short Institutional Fund in exchange for Morgan Creek Global Equity Long/Short Institutional Fund shares and Morgan Creek Global Equity Long/Short Institutional Fund’s assumption of Global Equity Long/Short Master Fund’s liabilities at the time of the transaction.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ X ]	Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Distributions were made in-kind and on a pro rata basis.

99.8% of the Master Fund’s shares were owned by the two affiliated feeder funds and the remaining 0.2% was owned by the Morgan Creek Capital Management, LLC.

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes [ X ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ X ]	Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

0 shareholders

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes [ X ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes [ X ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $31,920

(ii)	Accounting expenses: None

(iii)	Other expenses (list and identify separately): None

(iv)	Total expenses (sum of lines (i)‑(iii) above): $31,920

(b)	How were those expenses allocated?

Shareholders of the Global Equity Long/Short Master Fund ultimately bore 100% of the liquidation costs pro rata by ownership

(c)	Who paid those expenses?

See the response to 22(b) above.

(d)	How did the fund pay for unamortized expenses (if any)?

Any unamortized expenses were allocation to the Morgan Creek Global Equity Long/Short Institutional Fund.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes [ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.            Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes [ X ] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the funds surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number:
Form Type:
Filing Date:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Attached as an exhibit.

VERIFICATION

The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Global Equity Long/Short Master Fund; (ii) he is the Trustee of Global Equity Long/Short Master Fund; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Mark W. Yusko
Name:	Mark W. Yusko
Title:	Chairman, President and Trustee